September 20, 2018

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15
Ireland

       Re: Avadel Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018 and Amended April 30, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 7, 2018
           File No. 001-37977

Dear Mr. Kanan:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3: Revenue Recognition
Periods commencing January 1, 2018
Reserves to reduce Gross Revenues to Net Revenues, page 11

1. Regarding your product sale revenue, please tell us the amount of each adjustment
 Michael F. Kanan
Avadel Pharmaceuticals plc
September 20, 2018
Page 2
         recorded during 2018 to your gross-to-net variable consideration estimates made as of
         January 1, 2018 upon adoption of ASC 606 and your consideration for disclosing this information under ASC 606-10-50-10b and 50-12A. In your response, tell us the amount, if any, you reflected in 2018 for any price concessions for inventory in the distribution channel and recorded as revenue as of the January 1, 2018 ASC 606 adoption date for
         Bloxiverz or Akovaz given the increased competition for these products.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202)
551-
3613 with any questions.



FirstName LastNameMichael F. Kanan                            Sincerely,
Comapany NameAvadel Pharmaceuticals plc
                                                              Division of
Corporation Finance
September 20, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName